Date: April 1, 2016	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: SNIPP INTERACTIVE INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :

Annual General and Special Meeting

Record Date for Notice of Meeting :

April 26, 2016

Record Date for Voting (if applicable) :

April 26, 2016

Beneficial Ownership Determination Date :

April 26, 2016

Meeting Date :

May 31, 2016

Meeting Location (if available) :

TBA

Issuer sending proxy related materials directly to NOBO:

Yes

Issuer paying for delivery to OBO:

Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders

No

NAA for Registered Holders

No

Voting Security Details:

Description

CUSIP Number

ISIN

COMMON SHARES

83306Y102

CA83306Y1025

Sincerely,

Computershare

Agent for SNIPP INTERACTIVE INC.